STRATEGIC DIAGNOSTICS INC.

111 Pencader Drive

Newark, Delaware 19702

June 12, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Jay Ingram, Legal Branch Chief

Re:                             Strategic Diagnostics Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 31, 2013

File No. 000-22400

Dear Mr. Ingram:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Francis M. DiNuzzo, President and CEO of Strategic Diagnostics Inc. (the “Company”), dated June 5, 2013, with respect to the above-referenced preliminary proxy statement.

For your convenience, we set forth each comment of the Staff’s comments in italicized typeface and include the Company’s response below it.

Unaudited Consolidated Financial Statements for the Three Month Period Ended March 31, 2013, page D-1

1.              We note your response to comment one in our letter dated May 24, 2013. In light of the requirement to obtain shareholder approval for the sale of your Life Sciences Business, we do not believe that you have met the criteria provided in FASB ASC 360-10-45-9(a) that management, having the authority to approve the action, commits to a plan to sell the asset (disposal group) as of March 31, 2013. In this regard, we note that management and the Board of Directors do not control a majority of the voting shares, thus shareholder approval is not perfunctory. Please amend your Form 10-Q for the quarter ended March 31, 2013, filed on May 15, 2013 to reclassify the Life Sciences Business as held and used and its results of operations within continuing operations. In addition, please also revise your unaudited consolidated financial statements for the quarter ended March 31, 2013 appearing in Appendix D of your Preliminary Proxy Statement.

In accordance with the Staff’s comment, the Company has amended its Form 10-Q for the quarter ended March 31, 2013 to reclassify the Life Sciences Business as held and used and its results of operations within continuing operations. In addition, the Company has revised its unaudited consolidated financial statements for the quarter ended March 31, 2013 appearing in

Appendix D of the Company’s revised preliminary proxy statement, filed with the Securities and Exchange Commission on the date of this letter (the “Revised Preliminary Proxy Statement”).

Unaudited Pro Forma Consolidated Financial Statements, page E-1

2.              We note your response to comment two in our letter dated May 24, 2013, and the revision to your Preliminary Proxy Statement. In light of comment one above, we remind you that the first column of the pro forma financial statements should reflect your historical financial statements. Refer to Rule 11-02(b)(4) and Instruction 3. to Rule 11-02(b) of Regulation S-X.

The Company has included in the Revised Preliminary Proxy Statement revised unaudited pro forma financial statements in accordance with the methodology identified in the Staff’s comment.

3.              We note your response to comment four in our letter dated May 24, 2013, and the revision to your Preliminary Proxy Statement. In light of comment one above, we note that you will be required to provide pro forma statements of operations for the interim financial statements for the three months ended March 31, 2013 and the comparative three month interim period ended March 31, 2012 to reflect the Life Science Business as discontinued operations.

In the Revised Preliminary Proxy Statement, the Company has included the pro forma financial statements identified in the Staff’s comment.

As requested by the Staff, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (302) 456-6789 if you should have any questions.

Sincerely yours,

Strategic Diagnostics Inc.

By:	/s/ Kevin J. Bratton
Kevin J. Bratton
Chief Financial Officer

cc:	Ms. Jean Baker
Mr. Dale Welcome
Leland Benton, Esquire
Justin W. Chairman, Esquire